Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year ended December 31
	2008	2007	2006	2005	2004
	(in Millions, Except Ratios)
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$454.9	$185.7	$212.4	$189.1	$135.5
Minority interests	17.0	9.6	7.8	7.5	3.8
Equity in (earnings) loss of affiliates	(3.1)	(2.5)	(2.3)	(70.6)	2.1
Interest expense and amortization of debt discount, fees and expenses	32.9	37.5	42.0	75.6	90.8
Amortization of capitalized interest	4.1	3.9	3.9	3.9	3.8
Interest included in rental expense	5.3	5.0	4.8	4.6	3.4

Total earnings	$511.1	$239.2	$268.6	$210.1	$239.4

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$32.9	$37.5	$42.0	$75.6	$90.8
Interest capitalized as part of fixed assets	5.7	4.2	3.7	3.8	5.3
Interest included in rental expense	5.3	5.0	4.8	4.6	3.4

Total fixed charges	$43.9	$46.7	$50.5	$84.0	$99.5

Ratio of earnings to fixed charges (1)	11.6	5.1	5.3	2.5	2.4

(1)	In calculating this ratio, earnings consist of income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle plus minority interests, interest income and expense, amortization expense related to debt discounts, fees and expenses, amortization of capitalized interest, interest included in rental expenses (assumed to be one-third of rent) and Equity in (earnings) loss of affiliates. Fixed charges consist of interest expense, amortization of debt discounts, fees and expenses, interest capitalized as part of fixed assets and interest included in rental expenses.